Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – December 13, 2021 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that on December 13, 2021, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2021 and until the Company’s next annual general meeting.

The above was approved by 14,169,451 votes (97.67%). 337,300 votes opposed (2.33%) and 94,254 votes abstained.

(2)
To elect the following persons to serve as directors in Class C for additional period until third succeeding Annual General Meeting thereafter:

Izzy Sheratzky - approved by 12,089,211 votes (83.34%).  2,415,438 votes (ֹֹֹֹ16.66%) opposed and 96,356 votes abstained.
Gil Sheratzky - approved by 12,087,720 votes (83.33%). 2,416,658 votes (16.67%) opposed, and 96,627 votes abstained.
Zeev Koren - approved by 12,247,651 votes (84.43%). 2,257,009 votes (15.57%) opposed and 96,345 votes abstained.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559